CAPE COD CELLARS INC
Profit and Loss
January 1 - March 14, 2022

Particulars	Total
Income	
4125 Royalty Revenue	
4130 Apparel Royalty Revenue	36.75
4135 Wine Royalty Revenue	345.41
Total 4125 Royalty Revenue	**382.16**
Total Income	**382.16**
Gross Profit	**382.16**
Expenses	
6100 Accouting Fees	550.00
6110 Auto Expenses	100.00
6115 Bank Service Charges	282.67
6120 Distributor Support	108.88
6145 Lodging - Travel	238.78
6150 Marketing	8,713.89
6165 Product Development	12,340.00
6170 Professional Fees	5,400.00
6185 Shipping	500.12
6190 Social Media Marketing	2,266.00
6195 Subscription	84.19
6200 Telephone	217.20
6205 Travel	760.08
6210 Legal Fees	3,652.50
6215 Meals & Entertainment	830.29
6225 License & Permits	25.00
6230 Transportation	127.72
9999 Uncategorized Expense	1,355.62
Total Expenses	**37,552.94**
Net Operating Income	**(37,170.78)**
Net Income	**(37,170.78)**

CAPE COD CELLARS INC
Balance Sheet
As of March 14, 2022

Particulars	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Of America Checking 4226	141,279.82
1010 Paypal	419.93
Total Bank Accounts	**141,699.75**
Other Current Assets	
1100 Apparel Inventory	6,158.50
1120 Due to / From Timothy	68.91
Total Other Current Assets	**6,227.41**
Total Current Assets	**147,927.16**
TOTAL ASSETS	**147,927.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	316.00
Total Accounts Payable	**316.00**
Total Current Liabilities	**316.00**
Total Liabilities	**316.00**
Equity	
3000 Equity Investment	41,800.00
11/19/2021 Equity Investment	220,000.00
3005 04/29/2020 Equity Investment	55,000.00
3010 05/10/2021 Equity Investment	25,000.00
3015 05/14/2021 Equity Investment	50,000.00
Total 3000 Equity Investment	**391,800.00**
3020 Opening Balance Equity	(10.66)
3025 Retained Earnings	(207,007.40)
Net Income	(37,170.78)
Total Equity	**147,611.16**
TOTAL LIABILITIES AND EQUITY	**147,927.16**

CAPE COD CELLARS INC
Statement of Cash Flows
January 1 - March 14, 2022

Particulars	Total
OPERATING ACTIVITIES	
Net Income	(37,170.78)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Apparel Inventory	(1,039.50)
2000 Accounts Payable (A/P)	316.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(723.50)**
Net cash provided by operating activities	**(37,894.28)**
Net cash increase for period	**(37,894.28)**
Cash at beginning of period	179,594.03
Cash at end of period	**141,699.75**